Exhibit 99.4

CBIZ CPAs P.C. 730 Third Avenue 11th Floor New York, NY 10017 P: 212.485.5500

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities Nunavut

DATED:	October 30th, 2025

Re: SNDL Inc. – Notice of Change of Auditor dated October 30th, 2025

Dear Sirs/Mesdames:

As required by section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the notice of change of auditor of SNDL Inc. dated October 30th, 2025 (the “Notice”) and we agree with the statements contained in such Notice.

Yours very truly,

CBIZ CPAs P.C.